December 16, 2005

Sent By Facsimile to 604-684-6678 and US Mail

Mr. Nicholas Ferris
J Pacific Gold Inc
1166 Alberni Street, Suite 14400
Vancouver, BC V6E 3Z3
Canada

	Re:	J Pacific Gold Inc
		Form 20-F for the year ended December 31, 2004
		Filed June 29, 2005
      File number: 0-50238

Dear Mr. Ferris:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1. Note 5 of your financial statements lists property, plant and equipment assets totaling $2.3 million. Please describe these assets in more detail. For the properties provide the disclosures required by Industry
Guide 7(b).  In particular, provide:

* The details as to modernization and physical condition of the plant and equipment, including sub surface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The source of power and water than can be utilized at the property.

Refer to Industry Guide 7(b)(1) - (5) for specific guidance, which may be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. We note that your website and some press releases refer to or use terms
"measured." "indicated," "inferred," and "resources." If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, accompany such disclosures with the following cautionary language, including the bolding and indenting:

Cautionary Note to U.S. Investors - The United States Securities and
Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured." "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urges to consider closely the disclosure un our Form 20-F, File No. 0-
50238, which may be secured from us, or from the SEC`s website at http://www.sec.gov/edgar.shtml.

Item 5 - Operating and Financial Review and Prospects

3. Please revise your presentation in line with the Commissions
Guidance
Regarding Management`s Discussion and Analysis issued in December
2003 and
available at our website as follows: www.sec.gov/rules/interp/33-
8350.htm.
In this regard, the following points would enhance a reader`s understanding of the company and its management:

	*	Discuss your Critical Accounting Policies and Estimates
as they
inform the reader about the quality and potential variability of the
underlying financial information,
	*	Expand your introduction to address the major events or
issues
that shaped the company over the periods presented.

We note the informational content of your Canadian filings providing much greater transparency of the underlying financial information.

Item 15 - Controls and Procedures

4. Please revise your disclosure to indicate, if true, that the company`s management evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report. See the revised Exchange Act Rules 13a-15.

5. In the fourth paragraph, you assert that control systems can only provide reasonable, not absolute assurance. Accordingly, please revise your conclusion as to the effectiveness of your disclosure controls and procedures to indicate, if true, that they were effective to provide a reasonable level of assurance.

6. In the third paragraph, please revise your statement regarding changes to the internal control system to assert , if true, that there were "no changes" that could have a significant impact.

Financial Statements

7. Please file audited financial statements for 2002.  Refer to
Item 8 of
Form 20-F.

Consolidated Balance Sheets

8. We note that a significant portion of your capital transactions are the sale of flow through shares. We note that the funds raised under these issuances are required to be spent on qualified CEE expenditures. It appears that you need to classify the balance of any unspent funds raised under a flow through share arrangement as restricted cash. Please modify your balance sheet and your statement of cash flows accordingly.

Consolidated Statements of Loss and Deficit

9. Please revise your presentation of stock-based compensation as a separate line item to include such amounts in the same line or lines where cash based payments to the same individuals are presented. See
SAB topic
14-F.

Mineral Properties

10. Please explain why you capitalize option maintenance costs.

Asset Retirement Obligations

11. Noting the harmonization goal of the Canadian Accounting
Standards
Board, please explain why the asset retirement obligation balance differs between the company`s financial statements prepared under US GAAP and the separate financial statements prepared under Canadian GAAP filed at www.sedar.com.

12. Please note the impact of FIN 47 which must be adopted for fiscal years ending after December 15, 2005 on accounting for asset retirement costs related to conditional obligations.

Note 10 - Stock Options and Warrant Outstanding

13. Please support your classification of your warrants as equity rather than a liability. Specifically address EITF 00-19.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Gabrielle Malits, Staff Accountant, at (202)
551-
3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,


								Jill Davis
								Branch Chief

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Mr. Nicholas Ferris
J Pacific Gold Inc.
December 16, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010